Exhibit 1.02

Conflict Minerals Report of Michaels Stores, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Michaels Stores, Inc. (“Michaels” or the “Company”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “Exchange Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Overview

The Company has established a conflict minerals program to address the use of Columbite-Tantalite, Cassiterite, Wolframite, Gold, or their derivatives, which are currently limited to Tin, Tungsten and Tantalum (also referred to as “conflict minerals”) by the Company’s private label suppliers.  The Company did not contract to manufacture products sold in the Company’s retail stores, other than its private label products.  As an arts and crafts specialty retailer, Michaels is several levels removed from the actual mining of conflict minerals. The Company does not make purchases of raw ore or unrefined conflict minerals and makes no purchases in the Covered Countries (as defined below). Michaels has implemented the below policy regarding the use of conflict minerals.

Policy Summary

Michaels fully supports the humanitarian goal of ending violent conflict in the Democratic Republic of the Congo (DRC) and adjoining countries, “Covered Countries,” by eliminating the use of conflict minerals mined from this region.  Covered Countries include:  Angola, Burundi, Central African Republic, The Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda & Zambia.

Michaels will comply with all requirements outlined in Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection.  This includes identifying and disclosing products which contain conflict minerals, as well as the source of the minerals.

Michaels requires all of its private label suppliers, and encourages all other suppliers, to comply with the following:

•                  Suppliers must disclose whether their products contain Columbite-Tantalite, Cassiterite, Wolframite, Tin, Tungsten, Tantalum or Gold.

•                  Suppliers using conflict minerals are encouraged to source raw materials from certified metal recyclers or certified smelters.

•                  Suppliers choosing not to use certified metal recyclers or smelters must provide documentation authenticating the chain of custody from the smelter back to the original source of the mineral.

•                  Suppliers not complying with the above requirements may face a loss of business.

Due Diligence

In accordance with the rules, the Company undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its private label products. The Company enrolled in a working group with the Retail Industry Leaders Association (“RILA”), which met at least monthly by phone to discuss conflict minerals compliance, industry best practices and benchmarking.  Michaels implemented due diligence procedures based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.  Based upon preliminary conflict mineral surveys and discussions between the Company’s legal, regulatory compliance, merchandising and sourcing functions, the Company administered the EICC (Electronic Industry Citizenship Coalition) survey to all suppliers responsible for producing products under the Michaels proprietary brands.  This was to assure that the Company did not make any assumptions regarding components in the Company’s private branded products — particularly those where conflict minerals may not be easily recognized.

The Company’s sourcing team conducted training for the Company’s agents (available in both English and Mandarin) during the Summer of 2013, which was designed to educate our agents regarding the relevant Exchange Act requirements and the Company’s due diligence expectations.  The agents then rolled out the same training to their suppliers.  The same training materials were provided to all of the Company’s private brand suppliers, along with the EICC questionnaire in late October 2013.  The Company also created follow-up processes (including e-mail communication) to identify and escalate any identified issues associated with non-responsive or problematic responses to the questionnaire.

The Company was not able to obtain fully completed questionnaires from all of its private brand suppliers.  Based on a review of completed questionnaires, as well any responses that were received pursuant to follow-up processes, the Company determined that some of the Company’s private label suppliers had continuing products where conflict minerals were necessary to functionality or production of such products.  For those suppliers, the Company then compared the smelters and refiners identified in the questionnaire responses against the list of smelter facilities which have been identified as “conflict free” by programs such as the EICC/GeSI Conflict Free Smelter (“CFS”) program for columbite-tantalite, cassiterite, wolframite, tantalum, tin, tungsten and gold. For the Company’s vendor base, a few suppliers either were unable to identify the smelter or refiner for their products, or use a smelter or refiner that has not been designated “conflict free” by the CFS program, even after repeated follow up from, and dialogue with, the Company.

Conclusion

Based on the results of its due diligence described above, the Company has not been able to determine the origins of conflict minerals contained in the components for the following private label products: LED lights, LED Candles, LED Pumpkins, C7 Bulbs in Night Lights, Mini Bulbs in Pathway Lights, Glue Guns, Tin Boxes, Sewing Straight Pins, Jean Rivets, Thimbles, Mini Irons, Lint Shavers and Acrylic Gemstones.

This Report has not been subject to an independent private sector audit as allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

Process Improvement

In the next compliance period, the Company intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that conflict minerals do not benefit armed groups. The steps include:

•                  Administering the EICC survey to new suppliers or suppliers who would likely employ conflict minerals in their products instead of surveying all private brand suppliers on a go-forward basis, so as to better focus the Company’s efforts.

•                  Company management will re-evaluate their risk assessment process/methodology and target suppliers and products that are more likely to be affected.

•                  Company management will consider how to address the independent third-party audit of the supply chain as per Step 4 in the OECD framework.

•                  Company management will determine if there are additional steps that they can take when a supplier reports that a smelter they use is not included in the CFS Compliant Smelter List, including encouraging the supplier to contact the smelter and requesting their participation in a program such as the CFS program to obtain a “conflict free” designation.